EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Thousands of Canadian Dollars)

March 31, 2021

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED IMTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Thousands of Canadian Dollars)

ASSETS	March 31, 2021	December 31, 2020

Current
Cash and cash equivalents	$49,200	$52,418
Restricted cash (Note 3)	574	1,222
Investments (Note 4)	15,720	16,755
Trade and settlement receivables, and other assets (Note 5)	3,743	2,876
Loan receivable (Note 6)	510	500
Prepaid expenses	539	407
Total current assets	70,286	74,178

Non-current
Restricted cash (Note 3)	181	196
Strategic investments (Note 4)	4,224	8,871
Investment in associate (Note 7)	6,224	-
Property and equipment (Note 8)	759	746
Royalty and other property interests (Note 10)	17,955	18,496
Reclamation bonds (Note 11)	910	456
Deferred financing charges	81	-
Total non-current assets	30,334	28,765

TOTAL ASSETS	$100,620	$102,943

LIABILITIES

Current
Accounts payable and accrued liabilities	$5,530	$3,618
Advances from joint venture partners (Note 12)	1,304	1,565

TOTAL LIABILITIES	6,834	5,183

SHAREHOLDERS' EQUITY
Capital stock (Note 13)	133,394	132,678
Reserves	27,014	26,433
Deficit	(66,622)	(61,351)
TOTAL SHAREHOLDERS' EQUITY	93,786	97,760

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$100,620	$102,943

Nature of operations and going concern (Note 1)

Events subsequent to the reporting date (Note 19)

Approved on behalf of the Board of Directors on May 12, 2021

Signed: "David M Cole"	Director	Signed: "Larry Okada"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS)

(Unaudited - Expressed in Thousands of Canadian Dollars, Except Per Share Amounts)

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020

REVENUE AND OTHER INCOME (Note 9)	$1,298	$751

COSTS AND EXPENSES
General and administrative (Note 9)	1,851	1,203
Project and royalty generation costs, net (Note 10)	1,287	1,600
Depletion, depreciation, and direct royalty taxes	266	398
Share-based payments (Note 13)	542	78
	3,946	3,279

Loss from operations	(2,648)	(2,528)

Change in fair value of fair value through profit or loss assets	(1,321)	(818)
Gain on sale of marketable securities	441	47
Equity income from investment in associate (Note 7)	221	-
Foreign exchange gain (loss)	(1,117)	5,419

Income (loss) for the period	$(4,424)	$2,120

Basic earnings (loss) per share	$(0.05)	$0.03
Diluted earnings (loss) per share	$(0.05)	$0.02

Weighted average no. of shares outstanding - basic (Note 14)	84,891,451	82,789,474
Weighted average no. of shares outstanding - diluted (Note 14)	84,891,451	94,060,613

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited - Expressed in Thousands of Canadian Dollars)

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Income (loss) for the period	$(4,424)	$2,120

Other comprehensive income (loss)
Change in fair value of financial instruments	847	-
Currency translation adjustment	(134)	965

Comprehensive income (loss) for the period	$(3,711)	$3,085

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Thousands of Canadian Dollars)

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020

Cash flows from operating activities
Income (loss) for the period	$(4,424)	$2,120
Items not affecting operating activities:
Interest income received	(186)	(255)
Unrealized foreign exchange effect on cash and cash equivalents	580	(5,867)
Items not affecting cash:
Change in fair value of fair value through profit or loss assets	1,321	818
Equity income from investment in associate	(221)	-
Share - based payments	151	78
Depreciation	20	10
Depletion	242	378
Interest income, finance charges, net of settlement gains	-	(27)
Realized gain on sale of investments	(441)	(47)
Gain on sale of royalty and other property interests	-	88
Shares received pursuant to property agreements	(373)	(175)
Unrealized foreign exchange loss	505	8

Changes in non-cash working capital items (Note 18)	1,234	(689)
Total cash used in operating activities	(1,592)	(3,560)

Cash flows used investing activities
Option payments received	143	-
Interest received on cash and cash equivalents	37	255
Dividends and other distributions	69	145
Acquisition of royalty and other property interests	-	(1,810)
Purchase of preferred shares	-	(4,797)
Purchase of equity investment	(1,574)	-
Proceeds (purchases) of fair value through profit and loss investments, net	333	464
Purchase and sale of property and equipment, net	(33)	-
Reclamation bonds	(454)	(54)
Total cash used in investing activities	(1,479)	(5,797)

Cash flows from financing activities
Proceeds from loan repayments	-	536
Proceeds from exercise of options	433	327
Total cash provided by financing activities	433	863

Effect of exchange rate changes on cash and cash equivalents	(580)	5,867

Change in cash and cash equivalents	(3,218)	(2,627)
Cash and cash equivalents, beginning	52,418	68,994

Cash and cash equivalents, ending	$49,200	$66,367

Supplemental disclosure with respect to cash flows (Note 18)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited - Expressed in Thousands of Canadian Dollars, Except Per Share Amounts)

			Reserves
	Number of common shares	Capital stock	Share-based payments	Accumulated other comprehensive gain (loss)	Deficit	Total

Balance as at December 31, 2020	84,677,831	$132,678	$17,516	$8,917	$(61,351)	$97,760
Shares issued for exercise of stock options	305,400	433	-	-	-	433
Bonus shares issued	4,667	13	-	-	-	13
RSUs issued	7,000	25	(25)	-	-	-
Reclass of reserves for exercise of options	-	245	(245)	-	-	-
Share-based payments	-	-	138	-	-	138
Reclass of AOCI on disposal of FVOCI investment	-	-	-	847	(847)	-
Foreign currency translation adjustment	-	-	-	(134)	-	(134)
Loss for the period	-	-	-	-	(4,424)	(4,424)

Balance as at March 31, 2021	84,994,898	$133,394	$17,384	$9,630	$(66,622)	$93,786

			Reserves
	Number of common shares	Capital stock	Share-based payments	Accumulated other comprehensive gain (loss)	Deficit	Total

Balance as at December 31, 2019	82,554,760	$128,776	$15,943	$9,120	$(55,344)	$98,495
Shares issued for exercise of stock options	290,800	327	-	-	-	327
Shares issued for royalty acquisition	52,00	136	-	-	-	136
Share-based payments	-	-	78	-	-	78
Reclass of reserves for exercise of options	-	188	(188)	-	-	-
Foreign currency translation adjustment	-	-	-	965	-	965
Loss for the period	-	-	-	-	2,120	2,120

Balance as at March 31, 2020	82,845,560	$129,427	$15,833	$10,085	$(53,224)	$102,121

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended March 31, 2021

1. NATURE OF OPERATIONS AND GOING CONCERN

EMX Royalty Corporation (the "Company" or "EMX"), together with its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company's royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Australia, New Zealand, and South America.  The Company's common shares are listed on the TSX Venture Exchange ("TSX-V"), and the NYSE American under the symbol of "EMX" and the Frankfurt Stock Exchange under the symbol "6E9". The Company's head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards ("IFRS") applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Some of the Company's activities for royalty generation are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries.  Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

These condensed consolidated interim financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc. ("BULM"), the holder of a royalty income stream whose functional currency is the United States ("US") dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss and fair value through other comprehensive income, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Reclassifcation

Certain comparative figures have been reclassified to conform to the current period presentation.

Summary of Significant Accounting Policies

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except as described below, and should be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2020.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended March 31, 2021

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments in Associated Companies

The Company accounts for its long-term investments in affiliated companies over which it has significant influence using the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company's share of earnings or losses and reduced by dividends received.

The Company assesses its equity investments for impairment if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and that the event or events has an impact on the estimated future cash flow of the investment that can be reliably estimated. Objective evidence of impairment of equity investments includes:

  Significant financial difficulty of the associated companies;
  Becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or,
  National or local economic conditions that correlate with defaults of the associated companies.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The critical judgments and estimates applied in the preparation of the Company's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2021 are consistent with those applied in the Company's December 31, 2020 audited consolidated financial statements.

3. RESTRICTED CASH

At March 31, 2021, the Company classified $755 (December 31, 2020 - $1,418) as restricted cash. This amount is comprised of $181 (December 31, 2020 - $196) held as collateral for its corporate credit cards and $574 (December 31, 2020 - $1,222) in cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company's exploration venture partners in the USA, Sweden, Norway, and Finland pursuant to expenditure requirements for ongoing option agreements. Partner advances expected to be used within the following 12 months are included with current assets.

4. INVESTMENTS

At March 31, 2021 and December 31, 2020, the Company had the following investments:

	March 31, 2021	December 31, 2020

Marketable securities	$13,202	$14,717
Warrants	856	636
Private company investments	5,886	10,273
Total Investments	19,944	25,626
Less: current portion	(15,720)	(16,755)
Non-current portion	$4,224	$8,871

During the three months ended March 31, 2021, the Company recognized $139 (2020 - $Nil) in interest income on its investment in Ensero Holdings, Inc., a privately-held Delaware corporation, and $79 (2020 - $Nil) in dividend income related to certain marketable securities, both of which have been included in revenue and other income.

During the three months ended March 31, 2021, the company increased its interest in Rawhide Acquistion Holding, LLC ("RAH" or "Rawhide"), a privately-held Delaware company to 24.97% and now accounts for RAH under IAS 28 - Investment in Associates and Joint Ventures (Note 7).

The Company also received investments as proceeds related to various property deals during the three months ended March 31, 2021.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended March 31, 2021

5. TRADE AND SETTLEMENT RECEIVABLES, AND OTHER ASSETS

The Company's receivables are primarily related to royalty income receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of royalty generation costs from project partners.

As at March 31, 2021  and December 31, 2020, the current receivables were as follows:

Category	March 31, 2021	December 31, 2020

Royalty income receivable	$204	$66
Refundable taxes	1,792	1,723
Recoverable exploration expenditures and advances	1,618	679
Other	129	408
Total	$3,743	$2,876

The carrying amounts of the Company's current receivables are denominated in the following currencies:

Currency	March 31, 2021	December 31, 2020

Canadian Dollars	$2,008	$243
US Dollars	217	367
Swedish Krona	1,518	2,266
Total	$3,743	$2,876

6. LOAN RECEIVABLE

On November 25, 2019 the Company entered into a loan agreement with Norden Crown Metals Corp. ("NCM") whereby the Company loaned $800 to NCM for one year. NCM will pay an annual effective interest rate of  8.08% with a loan fee equal to 5% of the loan amount ($40) and is payable on maturity. The Company has the option to elect to receive the loan fee in shares of NCM at not less than the market price of NCM common shares in accordance with TSX-V Policy. NCM is granting security to EMX in connection with the loan consisting of: i) a pledge of the issued and outstanding shares of Iekelvare Minerals AB ("Iekelvare"), a wholly-owned subsidiary of NCM; ii) a guarantee of the loan by Iekelvare; and iii) the obligation to transfer the Gumsberg License (or the issued and outstanding shares of Iekelvare) to the Company if the loan is in default.

In August 2020 the Company entered into an amended credit facility agreement with NCM. The Company received an aggregate 7,368,304 units of NCM and each unit consisted of one common share in the capital of NCM and one common share purchase warrant, with each warrant being exercisable at a price of $0.11 for a period of 24 months from the date of issuance.  In return for the units received, the parties agreed to reduce the principal amount of debt to $482 with interest accruing on the new principal from the date of the amended agreement at a rate of 0.65% per month, compounded monthly, as well as a six month extension of the maturity date to May 25, 2021.  As at March 31, 2021, the balance of the loan including interest was $510 (December 31, 2020 - $500).

7. INVESTMENT IN AN ASSOCIATED COMPANY

The Company has a 24.97% (2020 – 19.99%) equity investment in RAH. At March 31, 2021, the Company has invested an aggregate of US$4,769 towards its investment (2020 - US$3,519).  At March 31, 2021, the Company’s investment including its share of accumulated equity income and losses was $6,224 (2020 - $Nil). The Company’s share of the net income for the three months ended March 31, 2021 was $221 (2020 - $Nil).

The Company has a minority position on the Board of RAH, and does not control operational decisions.  The Company's judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended March 31, 2021

7. INVESTMENT IN AN ASSOCIATED COMPANY (Continued)

As at March 31, 2021, Rawhide's aggregate assets, aggregate liabilities and net loss for the three months ended March 31, 2021 are as follows:

March 31, 2021
Aggregate assets	$62,864
Aggregate liabilities	$(64,865)
Income for the period	$884
The Company's ownership %	24.97%
The Company's share of income for the period	$221

8. PROPERTY AND EQUIPMENT

During the period ended March 31, 2021 depreciation of $8 (2020 - $6) has been included in project and royalty generation costs.

	Computer	Field	Office	Building	Land	Total

Cost
As at December 31, 2020	$51	$322	$2	$723	$419	$1,517
Additions	-	33	-	-	-	33
Disposals and derecognition	-	-	-	-	-	-
As at March 31, 2021	$51	$355	$2	$723	$419	$1,550

Accumulated depreciation
As at December 31, 2020	$51	$112	$2	$606	$-	$771
Additions	-	14	-	6	-	20
Disposals and derecognition	-	-	-	-	-	-
As at March 31, 2021	$51	$126	$2	$612	$-	$791

Net book value
As at December 31, 2020	$-	$210	$-	$117	$419	$746
As at March 31, 2021	$-	$229	$-	$111	$419	$759

9. REVENUE AND GENERAL AND ADMINISTRATIVE EXPENSES

During the period ended March 31, 2021 and 2020, the Company had the following sources of revenue, and general and administrative expenses:

	Three months ended
Revenue and other income	March 31, 2021	March 31, 2020
Royalty revenue	$392	$343
Interest income	175	255
Option and other property income	652	153
Dividend income	79	-
	$1,298	$751

	Three months ended
General and administrative expenses	March 31, 2021	March 31, 2020
Salaries, consultants, and benefits	$985	$473
Professional fees	213	232
Investor relations and shareholder information	172	160
Transfer agent and filing fees	187	56
Administrative and office	274	267
Travel	20	15
	$1,851	$1,203

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended March 31, 2021

10. ROYALTY AND OTHER PROPERTY INTERESTS

As at and for the period ended March 31, 2021:

						Cumulative
		December 31,				translation	March 31,
	Country	2020	Additions	Recoveries	Depletion	adjustments	2021
Royalty Interests
Leeville	USA	$11,251	$-	$-	$(242)	$(131)	10,878
Afgan	USA	145	-	-	-	-	145
Corvus	USA	350	-	-	-	-	350
Millrock	USA	210	-	-	-	-	210
Frontline Portfolio	Canada	148	-	-	-	-	148
Revelo Portfolio	Chile	1,684	-	-	-	-	1,684
Kaukua	Finland	260	-	-	-	-	260
Timok	Serbia	200	-	-	-	-	200
		14,248	-	-	(242)	(131)	13,875
Other Property Interests
Frontline Portfolio	Canada	651	-	(50)	-	-	601
Perry Portfolio	Canada	2,421	-	(118)	-	-	2,303
Superior West	USA	464	-	-	-	-	464
Yerington	USA	142	-	-	-	-	142
Mainspring	USA	132	-	-	-	-	132
Viad	Sweden	421	-	-	-	-	421
Various	Sweden	17	-	-	-	-	17
		4,248	-	(168)	-	-	4,080

Total		$18,496	$-	$(168)	$(242)	$(131)	$17,955

As at and for the year ended December 31, 2020:

						Cumulative
		December 31,				translation	December 31,
	Country	2019	Additions	Recoveries	Depletion	adjustments	2020
Royalty Interests
Leeville	USA	$12,583	$-	$-	$(1,123)	$(209)	$11,251
Afgan	USA	145	-	-	-	-	145
Corvus	USA	350	-	-	-	-	350
Millrock	USA	210	-	-	-	-	210
Frontline Potfolio	Canada	-	148	-	-	-	148
Revelo portfolio	Chile	-	1,684	-	-	-	1,684
Kaukua	Finland	-	260	-	-	-	260
Timok	Serbia	200	-	-	-	-	200
		13,488	2,092	-	(1,123)	(209)	14,248
Other Property Interests
Frontline Portfolio	Canada	-	651	-	-	-	651
Perry Portfolio	Canada	-	2,991	(570)	-	-	2,421
Superior West	USA	603	-	(139)	-	-	464
Yerington	USA	206	-	(64)	-	-	142
Mainspring	USA	66	66	-	-	-	132
Viad	Sweden	421	-	-	-	-	421
Various	Sweden	17	-	-	-	-	17
Alankoy	Turkey	154	-	(154)	-	-	-
Trab	Turkey	79	-	(79)	-	-	-
		1,546	3,708	(1,006)	-	-	4,248
Total		$15,034	$5,800	$(1,006)	$(1,123)	$(209)	$18,496

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended March 31, 2021

10. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

ROYALTY INTERESTS

During the three months ended March 31, 2021, there were no changes related to the Company's royalty interests.

During the three months ended March 31, 2021, $266 (2020 - $343) in royalty income was included in revenue and other income.  Applied only against the Leeville Mine was depletion of $242 (2020 - $378) and a 5% direct gold tax of $13 (2020 - $15).

OTHER PROPERTY INTERESTS

During the three months ended March 31, 2021, the Company had the following changes related to other property interests:

Sweden and Norway

Agnico's Oijärvi Gold Project

Subject to TSX approval, executed a definitive agreement with Gold Line Resources ("GLR") and Agnico Eagle Mines Limited. ("Agnico"), by which GLR can acquire a 100% interest in Agnico's Oijärvi Gold Project located in central Finland and the Solvik Gold Project located in southern Sweden for an aggregate purchase price of US$10,000 comprised of staged payments totaling US$7,000 in cash, US$1,500 in shares of GLR and US$1,500 in shares of EMX over three years. Agnico will retain a 2% NSR royalty on the projects, 1% (half) of which may be purchased at any time by EMX for US$1,000. EMX will receive additional share and cash payments from GLR as reimbursement for the US$1,500 of EMX shares issued to Agnico over the course of the agreement. As at March 31, 2021, TSX approval has not been received.

Flåt, Bamble, Brattåssen, Mjövattnet and Njuggträskliden Projects

In February 2021, the Company executed an option agreement for the Flåt, Bamble and Brattåssen projects in Norway, and the Mjövattnet and Njuggträskliden projects in Sweden with Martin Laboratories EMG Limited ("MLE"), a private UK based company, granting MLE the option to acquire 100% of the project interests. In accordance with the agreement, MLE will have the option to acquire 100% project interests in the Norwegian and Swedish projects subject to the following terms:

  Upon execution, making a cash payment of US$50 (received) and issue to the Company the number of common shares that represents a 5% equity ownership in MLE.
  MLE will then have a 12 month period in which it must spend a minimum of US$200 on each of the five projects, and then in the second year of the agreement, spend US$1,000 in aggregate across the projects, with a minimum of US$200 spent on each of the Swedish projects.
  After meeting the work expenditure requirements in the first two years of the agreement, MLE may elect to retain individual projects by issuing additional share capital to the Company as follows:
    If at least four projects are retained, MLE will issue to the Company the number of common shares that represents a 9.9% equity ownership in MLE.
    If at least three projects are retained, MLE will issue to the Company the number of common shares that represents a 7.5% equity ownership in MLE.
    If only one or two of the projects are retained, MLE will issue to the Company the number of common shares that represents a 5% equity ownership in MLE.
    MLE will have the continuing obligation to issue additional shares of MLE to the Company to maintain its specified interest at no additional cost to EMX, until MLE has raised US$4,500 in equity; thereafter EMX will have the right to participate in future financings on a pro-rata basis and at its own cost to maintain its interest in MLE.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended March 31, 2021

10. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Upon exercising the option on any of the projects, MLE will will be granted a 100% interest in the project, with EMX retaining a 2.5% NSR royalty, 0.5% of which may be purchased by MLE under certain conditions. Annual advance royalty ("AAR") payments will commence on the third anniversary of the agreement, beginning at US$25 per project and increasing at US$5 per year, capped at US$75 per year.

Milestone payments of up to US$1,000 each will be made to the Company upon the completion and disclosure of certain conditions or events on any of the projects with up to half of the milestone payments may be made in shares of MLE, provided that MLE is a publicly traded entity at the time.

Bleikvassli, Sagvoll, Meråker, and the Bastuträsk Projects

In March 2021, the Company amended a purchase and sale agreement with Norra Metals Corp. ("Norra") for the Bleikvassli, Sagvoll, Meråker, and the Bastuträsk Projects. The Sagvoll and Bastutraask licenses were returned to the Company during the year ended December 31, 2020. Pursuant to the amendment, the Company has agreed to allow for the postponement of a required financing of $2,000 by Norra from February 15, 2021 to February 15, 2022. The Company also agreed to defer certain annual advance royalties owing to EMX.

Røstvangen and Vakkerlien Projects

Pursuant to antidilution provisions in an agreement entered into for the Røstvangen and Vakkerlien properties in Norway in February 2019 with Playfair Mining Ltd. ("Playfair") (TSX-V: PLY), the Company received 3,314,911 common shares of Playfair valued at $397 or $0.12 per share. The value of the common shares received has been included in revenue and other income.

USA

Red Top, Ripsey West, and Miller Mountain Projects

In March 2021, the Company through its wholly-owned subsidiary Bronco Creek Exploration Inc., executed an exploration and option agreement for the Red Top, Ripsey West, and Miller Mountain projects in North America with Zaya Resources, Ltd. ("Zaya"), a wholly-owned subsidiary of Zacapa Resources Ltd. ("Zacapa"), a privately held British Columbia corporation

Pursuant to the agreement, Zaya can acquire a 100% interest in each of the projects by completing the following conditions:

  Issuance of 9.9% of the outstanding shares of Zacapa (2,960,000 shares received subsequent March 31, 2021) to the Company and reimbursement of the Company's acquisition and holding costs upon signing (received $160);
  Zacapa raising a minimum of US$3,000 of exploration capital and completing a successful IPO before the third anniversary of the agreement.  EMX will maintain a non-dilution right through US$3,000 of capital raises whereby Zacapa will issue additional shares to EMX to maintain its 9.9% equity position at no cost to EMX; and
  Zacapa making AAR payments for each project to EMX beginning with  US$20 on the latter of the issuance of drill permits, or the second anniversary of the agreement, and increasing US$10 each year to a cap of US$75 per year.

Upon Zaya's exercise of the option:

  EMX will be granted a royalty of 2.5% of the production returns for the Red Top and Ripsey West projects and a royalty of 3.5% of the production returns at the Miller Mountain project; and
  EMX will continue to receive AAR payments with respect to each project.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended March 31, 2021

10. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Milestone payments are due to EMX with respect to each Project, whether the milestones are achieved during the option period, or after exercise of the option, in the amounts of:

  US$200 upon completion of a preliminary economic assessment (PEA);
  US$1,000 upon the earlier of completion of a prefeasibility study (PFS) or feasibility study (FS); and
  US$1,000 upon a positive development decision.

Zacapa has the option to purchase a total of 0.5% from each of the Red Top and Ripsey West Project's Royalty and 1.0% of the Miller Mountain Project Royalty for a total of US$2,000 per royalty buyback prior to the eighth anniversary of the agreement.

EMX will have a preemptive right to participate in future financings to maintain its 9.9% equity interest as long as it holds a minimum 5% of the issued and outstanding shares of Zacapa.

Regional Strategic Alliance with South32

Pursuant to a Regional Strategic Alliance entered into with South 32 Limited (“South32”) in November 2018, South32 advanced the Jasper Canyon, Copper Springs, and Malone properties to Designated Project (“DP”) status and the Company received US$75 (US$25 per property) in execution payments, as well as US$70 for reimbursement of land payments related to the Copper Springs property.

DP’s will advance under separate option agreements whereby South32 can earn a 100% interest in the project by making option payments totaling US$525 and completing US$5,000 in exploration expenditures over a five-year period. Upon exercise of the option, EMX will retain a 2% NSR royalty on the project which is not capped or purchasable. After exercise of the option, annual advance minimum payments and milestone payments will be due to EMX.

CANADA

In January 2021, the Company entered into a sale agreement with Stone Gold Inc. ("Stone Gold") whereby Stone Gold purchased certain mineral claims in Ontario Canada for $10 (received) and 30,000 common shares of Stone Gold valued at $5 (received). In exchange for the sale, EMX retained a 1.5% NSR royalty.

Impairment of Non-Current Assets

The Company's policy for accounting for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices and discount rates.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. The Company continuously reviews the production of gold from the Carlin Trend Royalty Claim  Block, expected long term gold prices to be realized, foreign exchange, and interest rates. For the period ended March 31, 2021, these assumptions remained reasonable and no revisions were considered necessary.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended March 31, 2021

10. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Project and Royalty Generation Costs

During the three months ended March 31, 2021, the Company incurred the following project and royalty generation costs, which were expensed as incurred:

	Scandinavia	USA	Turkey	Australia and New Zealand	Canada	General Royalty and Project Investigation	Total
Administration costs	$13	$58	$-	$(4)	$-	$28	$95
Drilling, technical, and support costs	965	497	17	18	21	159	1,677
Personnel	95	425	-	-	-	577	1,097
Professional costs	113	2	39	24	-	206	384
Property costs	654	22	-	-	1	16	693
Share-based payments	-	13	-	-	-	-	13
Travel	49	-	-	-	-	19	68
Total Expenditures	1,889	1,017	56	38	22	1,005	4,027
Recoveries from partners	(1,716)	(1,024)	-	-	-	-	(2,740)
Net Expenditures	$173	$(7)	$56	$38	$22	$1,005	$1,287

During the three months ended March 31, 2020, the Company incurred the following project and royalty generation costs, which were expensed as incurred:

	Scandinavia	USA	Turkey	Australia and New Zealand	Other	General Royalty and Project Investigation	Total
Administration costs	$11	$62	$-	$2	$14	$27	$116
Drilling, technical, and support costs	1	228	45	12	-	-	286
Personnel	136	407	-	-	1	452	996
Professional costs	37	2	32	17	12	113	213
Property costs	418	1	-	-	2	-	421
Travel	9	14	-	-	(1)	63	85
Total Expenditures	612	714	77	31	28	655	2,117
Recoveries from partners	(107)	(409)	-	-	(1)	-	(517)
Net Expenditures	$505	$305	$77	$31	$27	$655	$1,600

11. RECLAMATION BONDS

Reclamation bonds are held as security towards future project and royalty generation work and the related future potential cost of reclamation of the Company's land and unproven mineral interests.  Once reclamation of the properties is complete, the bonds will be returned to the Company.

	March 31, 2021	December 31, 2020
U.S.A	$890	$448
Sweden	20	8
Total	$910	$456

As at March 31, 2021, the Company has no material reclamation obligations.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended March 31, 2021

12. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company's advances from joint venture partners consist of the following:

	March 31, 2021	December 31, 2020
U.S.A.	$1,271	$1,524
Sweden and Norway	33	41
Total	$1,304	$1,565

13. CAPITAL STOCK

Authorized

As at March 31, 2021, the authorized share capital of the Company was an unlimited number of common shares without par value.

Common Shares

During the three months ended March 31, 2021, the Company:

  Issued 305,400 common shares for gross proceeds of $433 pursuant to the exercise of stock options.
  Issued 4,667 common shares valued at $13 as a bonus pursuant to an agreement with a consultant to the Company.
  Issued 7,000 common shares valued at $25 pursuant to a restricted share unit plan to with an employee of the Company.

During the three months ended March 31, 2020, the Company:

  Issued 290,800 common shares for gross proceeds of $327 pursuant to the exercise of stock options.
  Issued 52,000 common shares valued at $136 pursuant to the Kaukua Royalty acquisition (Note 10).

Stock Options

The Company adopted a stock option plan (the "Plan") pursuant to the policies of the TSX-V.  The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time.  The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the three months ended March 31, 2021, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2020	6,382,400	$1.70
Exercised	(305,400)	1.42
Forfeited	(5,000)	3.50
Balance as at March 31, 2021	6,072,000	1.71
Number of options exercisable as at March 31, 2021	6,067,000	$1.71

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended March 31, 2021

13. CAPITAL STOCK (Continued)

The following table summarizes information about the stock options which were outstanding and exercisable at March 31, 2021:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date

October 18, 2016	675,000	675,000	1.30	October 18, 2021
August 28, 2017	1,085,000	1,085,000	1.20	August 28, 2022
July 10, 2018	1,319,000	1,319,000	1.30	July 10, 2023
November 28, 2018	10,000	10,000	1.57	November 28, 2023
December 14, 2018	20,000	20,000	1.42	December 14, 2023
June 6, 2019	1,380,000	1,380,000	1.70	June 6, 2024
November 18, 2019	30,000	30,000	1.80	November 18, 2024
January 21, 2020	60,000	60,000	2.22	January 21, 2025
April 22, 2020	20,000	20,000	2.50	April 22, 2025
June 10, 2020*	1,444,000	1,439,000	2.62	June 10, 2025
October 5, 2020	29,000	29,000	3.50	October 5, 2025

Total	6,072,000	6,067,000

* Includes options granted for investor relations services that vest 25% every 4 months from the date of grant.

The weighted average remaining useful life of exercisable stock options is 2.63 years (December 31, 2020 - 2.82 years).

Restricted share units

In 2017, the Company introduced a long-term restricted share unit plan ("RSUs"). The RSUs entitle employees, directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company's Board of Directors at the time of grant.  A total of 3,200,000 RSU's are reserved for issuance under the plan and the number of shares issuable pursuant to all RSUs granted under this plan, together with any other compensation arrangement of the Company that provides for the issuance of shares, shall not exceed ten percent (10%) of the issued and outstanding shares at the grant date.

The following table summarizes information about the RSU's which were outstanding at March 31, 2021:

Evaluation Date	December 31, 2020	Granted	Vested	Expired/Cancelled	March 31, 2021
December 31, 2020*	312,500	-	(312,500)	-	-
December 31, 2021	312,500	-	-	-	312,500
November 18, 2022	21,000	-	(7,000)	-	14,000
December 31, 2022	430,000	-	-	-	430,000
Total	1,076,000	-	(319,500)	-	756,500

*The number of RSU's that will be redeemed is based on the achievement of performance criteria as evaluated by the Compensation Committee.  As at March 31, 2021, 100% of the RSU's with an evaluation date of December 31, 2020 had been determined to have vested but have not yet been issued.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended March 31, 2021

13. CAPITAL STOCK (Continued)

Share-based Payments

During the period ended March 31, 2021, the Company recorded aggregate share-based payments of $555 (2020 - $78) as they relate to the fair value of stock options and RSU's vested during the period and the fair value of incentive stock grants. Share-based payments for the periods ended March 31, 2021 and 2020 are allocated to expense accounts as follows:

	General and
	Administrative	Project and Royalty
Three months ended March 31, 2021	Expenses	Generation Costs	Total
Fair value of stock options vested	$3	$13	$16
RSU's vested	271	-	271
RSU's to be settled with cash	268	-	268
	$542	$13	$555

	General and
	Administrative	Project and Royalty
Three months ended March 31, 2020	Expenses	Generation Costs	Total
Fair value of stock options vested	$4	$-	$4
Share-based compensation	74	-	74
	$78	$-	$78

The weighted average fair value of the stock options granted during the three months ended March 31, 2020 was $1.23 per stock option. The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Three months ended
	March 31, 2021	March 31, 2020
Risk free interest rate	N/A	1.53%
Expected life (years)	N/A	5
Expected volatility	N/A	65.9%
Dividend yield	N/A	0%

Warrants

There were no warrants outstanding as at March 31, 2021 and December 31, 2020.

14. NET INCOME (LOSS) PER SHARE

Net income (loss) per share, calculated on a basic and diluted basis, is as follows:

Three months ended	March 31, 2021	March 31, 2020

Net income (loss)	$(4,424)	$2,120
Weighted average number of common shares outstanding - basic	84,891,451	82,789,474
Dilutive effect of stock options and warrants outstanding	-	11,271,139
Weighted average number of common shares outstanding - diluted	84,891,451	94,060,613

Basic earnings (loss) per share	$(0.05)	$0.03
Diluted earnings (loss) per share	$(0.05)	$0.02

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended March 31, 2021

15. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the period ended March 31, 2021	Salary and fees	Payments	Total
Management	$434	$230	$664
Outside directors *	189	41	230
Seabord Services Corp.**	65	-	65
Total	$688	$271	$959

		Share-based
For the period ended March 31, 2020	Salary and fees	Payments	Total
Management	$134	$-	$134
Outside directors *	38	-	38
Seabord Services Corp.**	89	-	89
Total	$261	$-	$261

* Starting June 2020 the directors fees paid to the Company's non-Executive Chairman have been replaced by monthly consulting fees of US$21. The change in fees is to reflect his increased role and involvement in the Company's investment activities.
** Seabord Services Corp. ("Seabord") is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company.

Included in accounts payable and accrued liabilities at March 31, 2021 is $322 (December 31, 2020 - $28) owed to key management personnel and other related parties.

16. SEGMENTED INFORMATION

The Company operates within the resource industry.  As at March 31, 2021 the Company had royalty and other property interests, property and equipment and royalty revenue located geographically as follows:

ROYALTY AND OTHER PROPERTY INTERESTS	March 31, 2021	December 31, 2020
Canada	$3,052	$3,220
U.S.A.	12,321	12,694
Sweden	438	438
Finland	260	260
Chile	1,684	1,684
Serbia	200	200
Total	$17,955	$18,496

PROPERTY AND EQUIPMENT	March 31, 2021	December 31, 2020
Sweden	$88	$58
U.S.A.	671	688
Total	$759	$746

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended March 31, 2021

16. SEGMENTED INFORMATION (Continued)

	Three months ended
ROYALTY REVENUE	March 31, 2021	March 31, 2020
U.S.A.	$266	$343
Sweden	126	-
Total	$392	$343

The Company's depletion is located in the U.S.A. for the three months ended March 31, 2021 and 2020.

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders' equity as capital.  The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at March 31, 2021, the Company had working capital of $63,452 (December 31, 2020 - $68,995). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments.  The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

a) Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

b) Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

c) Level 3: inputs that are less observable, unobservable or where the observable data does not support the majority of the instruments' fair value.

As at March 31, 2021, there were no changes in the levels in comparison to December 31, 2020. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Investments	$13,202	$850	$-	$14,052
Warrants	-	856	-	856
Strategic Investments	-	226	-	226
Total	$13,202	$1,932	$-	$15,134

The carrying value of trade and settlement receivables and other assets, loans receivable, advances from joint venture partners and accounts payable and accrued liabilities, approximate their fair value because of the short-term nature of these instruments.

The Company holds warrants exercisable into common shares of public companies. The warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended March 31, 2021

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables.  This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company's exposure with respect to its receivables is primarily related to royalty streams, recovery of project and royalty generation costs, and the sale of assets.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates.  Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment.  Fluctuation in market rates is not expected to have a significant impact on the Company's operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments.  The Company has no control over these fluctuations and does not hedge its investments.  Based on the March 31, 2021 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders' equity by approximately $1,513

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due.  The Company manages this risk by careful management of its working capital to ensure the Company's expenditures will not exceed available resources.

Commodity Risk

The Company's royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company's royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity's functional currency.  The Company operates in Canada, Turkey, Sweden, Australia, Norway, Finland, Chile, and the U.S.A.  The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended March 31, 2021

17. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

The exposure of the Company's cash and cash equivalents, restricted cash, trade receivables, accounts payable and accrued liabilities, and advances from joint venture partners to foreign exchange risk as at March 31, 2021 is as follows:

Accounts	US dollars
Cash and cash equivalents	$34,232
Restricted cash	597
Trade receivables	391
Accounts payable and accrued liabilities	(838)
Advances from joint venture partners	(1,009)
Net exposure	$33,373
Canadian dollar equivalent	$42,020

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries.  Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.  Based on the above net exposure as at March 31, 2021, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $4,202 in the Company's pre-tax profit or loss.

18. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	March 31, 2021	December 31, 2020
Cash	$47,547	$50,745
Short-term deposits	1,834	1,957
	$49,381	$52,702

The short-term deposits are used as collateral for the Company's credit cards and to earn interest. Short term deposits are highly liquid investments that are readily convertible to known amounts of cash.

Changes in non-cash working capital:

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Accounts receivable	$(867)	$(689)
Prepaid expenses	(132)	(150)
Accounts payable and accrued liabilities	1,831	64
Advances from joint venture partners	402	86

	$1,234	$(689)

The significant non-cash investing and financing transactions during the three months ended March 31, 2021 and 2020 included:

a. Recorded the issuance of $Nil (2020 - $136) through share capital for the issuance of Nil (2020 - 52,000) common shares for the acquisiton of a royalty interest;

b. Reclass of $847 (2020 - $nil) of accumulated OCI out of reserves to deficit upon disposal of a FVOCI investment.

c. Reclass of $245 (2020 - $188) from reserves to share capital for options exercised;

d. Adjusted non-current assets and liabilities for $134 (2020 - $965) related to cumulative translation adjustments ("CTA"), of which $131 (2020 - gain of $1,093 ) relates to CTA loss on royalty interest, $Nil (2020 - $136) relates to a CTA loss on deferred tax assets, and $3 (2020 - loss of $8) relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency.

EMX ROYALTY CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in Thousands of Canadian Dollars, Except where indicated)

For the Period Ended March 31, 2021

19. EVENTS SUBSEQUENT TO THE REPORTING DATE

Subsequent to the three months ended March 31, 2021, the Company:

a) Executed an option agreement to sell a 100% interest in the Copper Warrior project in Utah, USA with Warrior Metals Inc. ("Warrior Metals"), a Utah corporation and wholly-owned subsidiary of American West Metals Limited, a privately held Australian corporation. The Agreement provides EMX with cash and share payments including a US$50 execution payment, US$5 AAR's, work commitments totalling US$500 during Warrior Metals' earn-in period, and the equivalent of $500 in shares of post-IPO public entity.  Upon earn-in, EMX will retain a 2% NSR royalty and receive increasing annual advance royalty payments.

b) Filed a preliminary short form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada and a corresponding shelf registration statement on Form F-10 with the United States Securities and Exchange Commission. The base shelf prospectus and registration statement, when made final and effective, will enable the Company to make offerings of up to $200,000 of common shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the base shelf prospectus and Registration Statement remain valid. The specific terms of any offering will be established in a prospectus supplement to the base shelf prospectus, which will be filed with the applicable Canadian and U.S. securities regulatory authorities in connection with any such offering.

c) Executed an agreement with GLR to transfer the Company's exploration reservation in Finland's Oijärvi greenstone belt (the "Oijärvi Extension") to GLR. In exchange for the Oijärvi Extension, GLR will issue to the Company that number of common shares of GLR that will bring the Company's holdings in GLR to 9.9% of its issued and outstanding share capital. EMX will also receive an uncapped 3% NSR royalty on the project with certain buy down provisions. The Company will also receive AAR payments of 30 ounces of gold on the project, commencing on the second anniversary of the closing, with each AAR payment increasing by five ounces of gold per year up to a maximum of 75 ounces of gold per year. These AAR payments may be made in gold bullion, its cash equivalent, or its value equivalent in shares of GLR, subject to certain conditions. GLR will also reimburse the Company for its Oijärvi Extension acquisition costs.